Filed by Fibria Celulose S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Fibria Celulose S.A. (Commission File No.: 001-15018)

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n.º 12793

MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON JULY 23, 2018

1.                                      Date, time and place: Held on July 23, 2018, at 4 p.m., on Rua Fidêncio Ramos, No. 302, 4th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                      Call Notice: The members of the Fiscal Council of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 4.3 of the Fiscal Council Internal Bylaws.

3.                                      Attendance: Attended by all the members of the Fiscal Council of the Company: Messrs. Maurício Aquino Halewicz (President of the Fiscal Council), Gilsomar Maia Sebastião and Domenica Eisenstein Noronha. Also attended by Ernst & Young Assessoria Empresarial Ltda. and PricewaterhouseCoopers Auditores Independentes representatives, responsible for the appraisal reports prepared in the context of the Transaction.

4.                                      Board: Mr. Maurício Aquino Halewicz — Chairman.

Mr. André Luiz Gonçalves — Secretary.

5.                                      Agenda: The members of the Fiscal Council of the Company held a meeting for the purpose of reviewing and opining about the proposal to be resolved by the Board of Directors of the Company on July 26, 2018, and posteriorly submitted to the Extraordinary Shareholders’ Meeting of the Company, to approve the merger of shares issued by Fibria by Eucalipto Holding S.A., a closely-held corporation, enrolled with the CNPJ/MF under No. 29.339.648/0001-79, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1355, 8th floor, Room 2, Pinheiros, CEP 01452-919 (“Holding”), followed by the merger of the Holding by Suzano Papel e Celulose S.A., a publicly-held corporation, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, headquartered in the City of Salvador, State of Bahia, at Avenida Magalhães Neto, No. 1752, 10th floor, Rooms 1010 and 1011, Pituba, CEP 41810-012 (“Suzano”) (“Transaction”).

6.                                      Resolutions: After the review and discussion of the matters of the agenda, and a presentation made by the representatives of Ernst & Young Assessoria Empresarial Ltda. and PricewaterhouseCoopers Auditores Independentes regarding the economic appraisal report of Fibria, as attached to the Protocol and Justification, and being clarified that the purpose of such appraisal report is to substantiate the value of the capital increase of the Holding in connection with the merger of Fibria’s shares, without any effect on the exchange ratio applicable to the Transaction, the attending members of the Company’s Fiscal Council decided, by majority of votes:

(i)                                     To manifest its favorable opinion for the approval of the Transaction, which terms and conditions are set forth in the draft of the Protocol and Justification, contained in Exhibit I attached hereto, considering that the Transaction complies with the applicable laws and By-laws’ rules and the regularity of the documents reviewed; and

(ii)                                  To approve the issuance of the opinion regarding the resolution above, as contained in Exhibit II attached hereto.

Mrs. Domenica Eisenstein Noronha presented an opposing vote, pursuant to the separate statement submitted by her, which is attached hereto as Exhibit III.

7.                                      Closing: Since there was nothing else to be discussed, the meeting was closed, these minutes were drawn-up, read and found to be in order, approved and signed by all the attendees.

São Paulo, July 23, 2018.

Meeting Board:

Maurício Aquino Halewicz Chairman	André Luiz Gonçalves Secretary

Attending Members of the Fiscal Council:

Maurício Aquino Halewicz President of the Fiscal Council	Gilsomar Maia Sebastião

Domenica Eisenstein Noronha

(Signature page of the minutes of the Extraordinary Meeting of the Fiscal Council of Fibria Celulose S.A., held on July 23, 2018)

EXHIBIT I TO THE MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON JULY 23, 2018

EXHIBIT II TO THE MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON JULY 23, 2018

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n.º 12793

FISCAL COUNCIL OPINION

The Fiscal Council of Fibria Celulose S.A. (“Company”), in compliance with the applicable legal and statutory provisions, at a meeting held on July 23, 2018 at the headquarters of the Company, reviewed the “Protocol and Justification of Merger of Fibria’s Shares into Eucalipto Holding S.A., followed by Merger of Eucalipto Holding S.A. into Suzano Papel e Celulose” (“Protocol and Justification” and “Transaction”, respectively), to be entered into by and among the management of the Company, of Eucalipto Holding S.A., a closely-held corporation, enrolled with the CNPJ/MF under No. 29.339.648/0001-79, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1355, 8th floor, Room 2, Pinheiros, CEP 01452-919, and of Suzano Papel e Celulose S.A., a publicly-held company, headquartered at Avenida Magalhães Neto, No. 1752, 10th floor, Rooms 1010 e 1011, Pituba, in the City of Salvador, State of Bahia, CEP 41810-012, as well as its respective annexes thereto, and resolved, by majority of votes of its attending members, by the regularity of the documents examined, reason why they understand that the Transaction complies with the applicable laws and By-laws’ rules, manifesting a favorable opinion to the approval of the Transaction, in accordance with the terms and conditions of the Protocol and Justification, by the Extraordinary General Shareholders’ Meeting of the Company to be called.

São Paulo, July 23, 2018

Maurício Aquino Halewicz President of the Fiscal Council	Gilsomar Maia Sebastião

EXHIBIT III TO THE MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL HELD ON JULY 23, 2018

Mrs. Domenica Noronha, member of the Fiscal Council of Fibria, opines that the material presented should not be submitted to the Fibria Shareholders’ Meeting, since she understands that it do not comply with the “Novo Mercado” segment rules and statutory rules. In a brief summary of its analysis, it seems apparent that the structure of the proposed transaction consists of a disposal of control transaction followed by a merger of the Company’s shares by Suzano. The transaction structure, with several stages that are performed jointly and inseparably, results in the exclusion of the possibility of the minority shareholders of the Company not joining the sale of control transaction, creating a kind of drag along of the shareholder base. The member understands that the minority shareholders should have the option of not adhering to the disposal of shares negotiated under terms accepted by the controlling shareholders (tag along), by rules of its Bylaws, the “Novo Mercado” segment rules and principles of good governance. The proposed structure means that the controlling shareholders, since the decision is not made by the minority shareholders, sell not their 60% of the company, but effectively 100% of the company. Since there is no legal provision for this, it is a misapplication of the rules. In addition, it is important to note that the Tender Offer provided for in Article 40 of the Company’s Bylaws is not being observed, since 80% of the equity interest of the shareholders is being withdrawn from “Novo Mercado” in view of the transaction. In addition, she understands that the intermediate stages of the operation do not seem compatible with the rules applicable to a company listed in the “Novo Mercado” segment.

It is also worth noting that the proposal sets a value in Reais for 80% of the shareholders’ investments, thus limiting any upside resulting from possible synergies and also from the profitability of dollarized operations. The depreciation of Real since March highlights this loss with respect to the terms negotiated by the controlling shareholders. Even considering EBITDA for the first quarter of 2018, the annualized multiple represents only 6.5x at a time that represents the beginning of Fibria’s deleveraging process with strong free cash generation after investments in the project Horizonte II. Even using the average analyst expectations for the results of the second quarter of 2018, the proposal is equivalent to only about 6x annualized EBITDA. In the opinion of the member, the appreciation of Suzano’s shares vs. Fibria’s shares since the material fact and the international scenario of exchange and price of pulp demonstrate that the transaction conditions do not reflect the intrinsic economic value of Fibria. Finally, the member points out that the appraisal report presented by E&Y, although irrelevant to the terms negotiated by the controlling shareholders, has assumptions that she understands as incorrect and that were made available by Suzano, even considering the base date of March 31, 2018, specially the macroeconomic assumptions used, the assumptions of biological assets that do not consider forest productivity gains, and working capital assumptions. The calculation of the discount rate with respect to the use of betas from non-comparable companies and which were not justified by the appraisers result in a capital cost far above what is considered correct and, therefore, depreciates the result of the discounted cash flow used as a reference.

Finally, she reiterates that the opinion and the dissenting vote above are made available to the shareholders meeting pursuant to Article 133 of Law 6404/76 and Circular Letter of CVM/SEP No. 2/2018 (item 3.4.2).

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Fibria Celulose S.A. (the “Company”) and Suzano Papel e Celulose S.A. (“Suzano”) (the “Proposed Transaction”), the Company and Suzano will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Suzano on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SUZANO AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Proposed Transaction will be made available, free of charge, to U.S. shareholders of the Company on the Company’s website at http://www.fibria.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements.  These forward-looking statements include, but are not limited to, statements regarding the Proposed Transaction.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication.  For example, the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the shares of the  Company or Suzano, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of the Company and Suzano to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors.  All such factors are difficult to predict and are beyond the Company’s control, including those detailed in the Company’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.fibria.com.br and on the SEC’s website at http://www.sec.gov.  The Company’s forward-looking statements are based on assumptions that the Company believes to be reasonable but that may not prove to be accurate.  The Company undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

The prospective financial information contained in the Financial Economic Valuation of Fibria Celulose S.A. was not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The prospective financial information included in that document is the responsibility of, Suzano’s management. PricewaterhouseCoopers Auditores Independentes has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information  and, accordingly, PricewaterhouseCoopers Auditores Independentes  does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers Auditores Independentes report included in this document relates to Eucalipto’s previously issued valuation report on the net book value based on the accounting records. It does not extend to the prospective financial information  and should not be read to do so.